Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings

	Three Months Ended September 30,		Nine Months Ended September 30,

	2005	2004	2005	2004

Net income available for common shareholders	$6,273,949	$6,550,174	$18,096,825	$18,321,709

Weighted average common shares outstanding	18,324,683	18,207,370	18,304,920	18,248,585
Add dilutive effect of:
Stock options	592,649	818,130	572,649	820,320
Convertible preferred stock	—	—	—	44,886

Adjusted for assumed diluted computation	18,917,332	19,025,500	18,877,569	19,113,791

Basic earnings per share	$0.34	$0.36	$0.99	$1.00

Diluted earnings per share	$0,33	$0.35	$0.96	$0.96

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